        Filed by: Anthem, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities and Exchange Act of 1934

        Subject Company: Trigon Healthcare, Inc.
Commission File Number for the Related Registration Statement: 333-88776

        On June 6, Anthem, Inc. first distributed its May/June newsletter updating its associates about the proposed merger with Trigon Healthcare, Inc.

Opening the Door to the Southeast
Anthem Announces Merger with Trigon Healthcare

On April 29, 2002, Anthem, Inc. and Trigon Healthcare, Inc. announced that they have entered into a definitive merger agreement. Under the agreement, Anthem will acquire all shares of Trigon stock through payment to Trigon's shareholders in both Anthem stock and cash. Trigon will become a wholly owned subsidiary of Anthem.

Trigon, a Blue Cross and Blue Shield licensee in the Commonwealth of Virginia, will operate as a new Anthem region known as Anthem Southeast. With headquarters in Richmond, Virginia, Trigon has more than 4,000 associates. Trigon also has large operations located in Roanoke and Virginia Beach.

Tom Snead, current chairman and CEO of Trigon will lead the new region. The merger is expected to close in three to six months, subject to customary regulatory and shareholder approvals, including the approval of the Virginia Bureau of Insurance and the shareholders of both companies.

"This merger unites two excellent organizations and extends Anthem's presence into a very important new Southeast region. The addition of Trigon's approximately 2.2 million members and 35% marketshare in Virginia solidifies Anthem as a top-tier health benefits leader," said Larry Glasscock, Anthem's president and CEO. "By leveraging best practices from both organizations and extending our geographic reach, we expect to achieve further economies of scale that will enable us to continue to grow profitably."

After the announcement, Glasscock and Snead led meetings with Trigon associates, introducing Anthem and answering questions about the merger.

"Anthem and Trigon will enjoy a compelling strategic fit, with complementary cultures and values that focus on quality and place customers first. We are very excited to have the opportunity to work with Trigon's strong management team, and leverage our combined operating experience," added Glasscock.

Snead concurred. "Anthem is an ideal partner for us because both of our companies have a common strategic focus on delivering the highest value to our customers in a Blue Cross and Blue Shield tradition."

Anthem and Trigon have formed "transition teams" that will work through the best practices of both companies and help them combine in the most effective way possible. The transition teams will be guided by the Executive Steering Committee, led by Trigon's Chairman and Chief Executive Officer Tom Snead and Anthem's Chief Financial Officer Mike Smith. Trigon's John Brighton, chief information officer, Tom Byrd, chief financial officer and Anthem's Dave Frick, chief legal and administrative officer and Jane Niederberger, chief information officer will also serve on the Executive Steering Committee.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This newsletter contains certain forward-looking information about Anthem, Inc. ("Anthem") and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the Securities and Exchange Commission ("SEC") made by Anthem; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem's acquisition of Trigon Healthcare, Inc. ("Trigon"), to achieve expected synergies and operating efficiencies in the Trigon acquisition and to successfully integrate our operations; our expectations regarding the timing, completion and accounting and tax treatments of the transactions and the value of the transaction consideration; and general economic downturns. You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Anthem does not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. You are also urged to carefully review and consider the various disclosures in Anthem's various SEC filings, including but not limited to the registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, filed by Anthem on May 21, 2002, Anthem's Annual Report on Form 10-K for the year ended December 31, 2001, and Anthem's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This newsletter may be deemed to be solicitation material in respect of Anthem's proposed merger with Trigon. On May 21, 2002, Anthem filed a registration statement on Form S-4, including a preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC in connection with the proposed merger. Anthem will file an amendment to the registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF ANTHEM ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CONSTITUTING A PART THEREOF, AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders of Anthem may obtain the registration statement, including the preliminary joint proxy statement/prospectus constituting a part thereof, the definitive versions of these materials (when they become available), and any other documents filed by Anthem with the SEC for free at the SEC's web site, www.sec.gov, and Anthem shareholders may obtain such documents for free from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903.

PARTICIPANTS IN SOLICITATION

Anthem, its directors and executive officers, other members of its management and certain of its employees may be deemed to be participants in the solicitation of proxies with respect to the proposed merger. Information concerning Anthem's participants in the solicitation of proxies and their direct and indirect interests, by security holdings or otherwise, is set forth in the registration statement, including the preliminary joint proxy statement/prospectus constituting a part thereof. Additional information regarding the interests of Anthem's directors and executive officers in the proposed merger are set forth in the registration statement, including the preliminary joint proxy statement/prospectus constituting a part thereof, and will be set forth in an amendment to the registration statement to be filed with the SEC, including the definitive joint proxy statement/prospectus constituting a part thereof that will be sent to Anthem shareholders.